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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                December 10, 2002


                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F
                                     ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No X
                                     ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-    .
                                   ----

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated December 10, 2002 announcing Infineon Technologies AG's exit from ProMOS following a failure of negotiations with Mosel Vitelic on future of ProMOS.

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                                                    [Infineon Technologies LOGO]

(PUBLISHED IN TAIWAN AND IN CHINESE LANGUAGE ONLY)

NEWS RELEASE/PRESSEINFORMATION

INFINEON TECHNOLOGIES TO EXIT FROM PROMOS FOLLOWING FAILURE OF NEGOTIATIONS WITH MOSEL VITELIC ON FUTURE OF PROMOS

Taipei, December 9 - Infineon Technologies AG announced today that its negotiations with Mosel Vitelic Inc. over the future of the ProMOS joint venture in Hsinchu, Taiwan, had broken off without success. Despite repeated efforts by Infineon, the parties were not able to find a mutually acceptable solution. As a consequence, Infineon will dispose of its approximately 30 percent shareholdings in ProMOS in accordance with applicable Taiwanese regulations and market conditions. Infineon will also stop purchasing products from ProMOS as of January 1, 2003, when the current product purchase agreement terminates and will not license any additional technology to ProMOS.

In October, Infineon announced that is had cancelled its shareholder agreement with Mosel Vitelic relating to ProMOS, effective January 1, 2003, due to repeated material breach of the agreement by Mosel Vitelic. The product purchase agreement, which establishes the rights of Infineon and Mosel Vitelic to purchase products from ProMOS, will also terminate on January 1, 2003.


ABOUT INFINEON

Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for the automotive and industrial sectors, for applications in the wired communications markets, secure mobile solutions as well as memory products.

With a global presence, Infineon operates in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2002 (ending September), the company achieved sales of EUR 5.21 billion with about 30,400 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at WWW.INFINEON.COM.

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DISCLAIMER

This news release includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon's future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, as well as the other factors mentioned herein. As a result, our actual results could differ materially from those contained in the forward-looking statements.

Infineon and the stylized Infineon Technologies design are trademarks and servicemarks of Infineon Technologies AG.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     INFINEON TECHNOLOGIES AG



Date:  December 10, 2002                    By:  /s/ ULRICH SCHUMACHER
                                               ------------------------
                                                     Dr. Ulrich Schumacher
                                                     Chairman, President and
                                                     Chief Executive Officer


                                            By:  /s/ PETER J. FISCHL
                                               --------------------------------
                                                     Peter J. Fischl
                                                     Chief Financial Officer